March 31, 2009

Securities and Exchange Commission

Attention: Pamela A. Long, Assistant Director

Office of Manufacturing and Construction

Division of Corporate Finance

100 F. St. NE

Washington, D.C. 20549

VIA EDGAR

Re:	Fastenal Company (File No. 0-16125)

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed February 20, 2009 (“Proxy Statement”)

Dear Ms. Long:

On behalf of Fastenal Company, a Minnesota corporation (the “Company”), we hereby respond to the Staff’s comment letter dated March 17, 2009. This letter contains the responses to the Staff’s comments. The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.

Proxy Statement

Base Salary, page 14

1.	We note that base salary was determined by applying a discount to the average base salary historically paid by members of a peer group of companies. In future filings, please clarify how this element of compensation specifically compares to these comparator companies and name those companies against which you benchmark compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company disclosed on page 14 of the Proxy Statement that the base salary for 2008 and 2009 for each executive officer was determined by applying a discount to the average base salary historically paid by members of the peer group selected in connection with the preparation of the Company’s stock performance graph to the executive officers of the peer group having comparable responsibilities. The names of the peer group companies were included with the stock performance graph in our Annual Reports on Form 10-K.

In future filings, beginning with our Definitive Proxy Statement on Schedule 14A for the Company’s 2010 Annual Meeting of Shareholders (“2010 Proxy Statement”), we will, in the discussion of base salary contained in our Compensation Discussion & Analysis, name those companies, if any, against which we benchmark compensation and quantify how base salaries of our executive officers compare to base salaries paid by those companies. More specifically, to the extent we continue to set base salaries for our executive officers by discounting the average base salaries historically paid by members of our peer group, we will, in the discussion of base salary contained in our Compensation Discussion & Analysis, identify the peer group companies and disclose the exact discount factor applied.

Cash Incentives—2008; Cash Incentives—2009, page 14

2.	In future filings, specify the pre-determined minimum target of net earnings of the company and the overall pre-tax earnings of the executive officer’s area of responsibility on which the bonuses are based. See Item 402(b)(2)(v) of Regulation S-K.

The Company disclosed on page 14 of the Proxy Statement that each executive officer earned a quarterly cash bonus during 2008 when either total pre-tax or net earnings of the Company (for officers with Company-wide areas of responsibility) or pre-tax earnings of the Company attributable to the relevant geographic regions in which the Company operates (for officers with regional areas of responsibility) for the quarter exceeded a pre-determined minimum target, and that the amount of such cash bonus equalled a pre-determined percentage of such excess earnings. The relevant earnings measure (i.e., total pre-tax earnings, total net earnings, or geographic pre-tax earnings) and payout percentage for each of our named executive officers were disclosed and the targets were identified as 105% of the relevant earnings measure for same quarter in the prior fiscal year.

In future filings containing a disclosure of this nature with respect to a completed fiscal year, beginning with our 2010 Proxy Statement, except as noted below, we will expand the disclosure to specifically set out for each named executive officer, by quarter, the dollar amounts of the target and actual earnings on which such officer’s cash bonus is based. Alternatively, for any named executive officer whose area of responsibility is geographic rather than Company-wide, such that his bonuses is based on a geographic earnings measure rather than a Company-wide earnings measure, we may disclose, by quarter, target and actual earnings on a Company-wide (rather than geographic) basis and the approximate percentage of those earnings attributable to the officer’s geographic responsibilities.

As specifically requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please don’t hesitate to contact me at (507) 454-5374. Thank you for your time and consideration.

Sincerely,

/s/ Willard D. Oberton
Willard D. Oberton
Chief Executive Officer and President

cc:	Edward M. Kelly, Senior Counsel

Craig E. Slivka, Special Counsel

Michael J. Dolan, Audit Committee Chairman

Dan Florness, Chief Financial Officer